Exhibit 99.1

MEDIA RELEASE

SMART Appoints Robert Hagerty as Lead Director

CALGARY, Alberta -— June 1, 2011 -— SMART Technologies Inc. (NASDAQ: SMT) (TSX: SMA), a leading provider of collaboration solutions, announces the appointment of Robert C. Hagerty as Lead Director. Mr. Hagerty has been a director of SMART since June 2010. In addition to his role as Lead Director, Mr. Hagerty also heads SMART’s compensation committee and is on the audit committee.

“With his experience in unified collaboration and senior roles with several notable technology companies, Bob Hagerty brings industry-relevant insight to our board of directors,” says David Martin, Executive Chairman, SMART. “Bob has made a significant contribution over the past year and we are very pleased he is taking the lead director role.”

About SMART

SMART Technologies Inc. is a leading provider of collaboration solutions that transform the way the world works and learns. We believe that collaboration and interaction should be easy. As the global leader in interactive whiteboards, we bring more than two decades of collaboration research and development to a broad range of easy-to-use, integrated solutions that free people from their desks and computer screens, so collaborating and learning with digital resources are more natural.

Reader’s advisory

Certain information contained in this press release may constitute forward-looking information or statements. By their very nature, forward-looking information and statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking information and statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to vary materially from the forward-looking information or statements. We do not assume responsibility for the accuracy and completeness of the forward-looking information or statements. Any forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement.

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For more information, please contact

Marina Geronazzo

Manager, Public Relations

SMART Technologies Inc.

Phone +1.403.407.5880

E-mail MarinaGeronazzo@smarttech.com

smarttech.com

© 2011 SMART Technologies. The SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.